mk

KH 2/15

[redacted]

11015575

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden hours per response.......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47072

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BENGUR BRYAN & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

509 S. Exeter Street, Suite 210
(No. and Street)

Baltimore	Maryland	21202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles A. Bryan — 443-573-3033
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clifton Gunderson, LLP
(Name – *if individual, state last, first middle name*)

9515 Deereco Road, Suite 500	Timonium	Maryland	21093
(Address)	(City)	(State)	(Zip Code)

RECD S.E.C.
FEB 10 2011
503

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report by covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See Section 204.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in the form are not required to respond unless the form displays a currently valid OMB control number.

pb 2/16

OATH OR AFFIRMATION

I, CHARLES A. BRYAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BENGUR BRYAN & CO., INC., as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LISA D EXTER
Notary Public - Maryland
Harford County
My Commission Expires on April 6, 2014

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report

Board of Directors
Bengur Bryan & Co., Inc.
Baltimore, Maryland

We have audited the accompanying statement of financial condition of Bengur Bryan & Co., Inc. (the "Company") as of December 31, 2010, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bengur Bryan & Co., Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Statement Pursuant to Paragraph (d)(4) of Rule 17a-5, the Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities Exchange Act of 1934 and the Statement Pertaining to Exemptive Provisions Under 15c3-3(k) are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

Baltimore, Maryland
January 28, 2011

FINANCIAL STATEMENTS

BENGUR BRYAN & CO., INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

Cash and cash equivalents	$	249,161
Accounts receivable, net of allowance for doubtful accounts		30,522
Prepaid expenses		3,961
Investments		7,119
Office furniture and equipment, net of accumulated depreciation of $250		2,497
TOTAL ASSETS	$	293,260

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable	$	4,018
Accrued expenses		8,005
Total liabilities		12,023
STOCKHOLDERS' EQUITY		
Common stock, $.10 par value; 999,950 shares authorized; 1,000 shares issued and outstanding		100
Additional paid-in capital		25,400
Retained earnings		255,823
Stock subscription receivable		(2,405)
Accumulated other comprehensive income		2,319
Total stockholders' equity		281,237
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	293,260

The accompanying notes are an integral part of the financial statements.

BENGUR BRYAN & CO., INC.
STATEMENT OF INCOME
Year Ended December 31, 2010

REVENUE	
Fee income	$ 468,333
Interest income	387
Total revenue	468,720
EXPENSES	
Consulting fees	145,250
Employee compensation and benefits	122,043
Bad debt expense	81,447
Occupancy	24,173
Other expenses	107,060
Total expenses	479,973
NET LOSS	(11,253)
OTHER COMPREHENSIVE INCOME	
Unrealized gain on marketable securities	1,173
COMPREHENSIVE LOSS	$ (10,080)

The accompanying notes are an integral part of the financial statements.

BENGUR BRYAN & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings	Stock Subscriptions Receivable	Accumulated Other Comprehensive Income
BALANCE, DECEMBER 31, 2009	$ 100	$ 25,400	$ 397,880	$ (2,405)	$ 1,146
Net loss	-	-	(11,253)	-	-
Distributions to shareholders	-	-	(130,804)	-	-
Unrealized gain on marketable securities	-	-	-	-	1,173
BALANCE, DECEMBER 31, 2010	$ 100	$ 25,400	$ 255,823	$ (2,405)	$ 2,319

The accompanying notes are an integral part of the financial statements.

BENGUR BRYAN & CO., INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(11,253)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		250
Loss on disposal of fixed assets		4,184
Effects of changes in operating assets and liabilities:		
Accounts receivable		(26,892)
Prepaid expenses and other assets		14,191
Accounts and accrued expenses payable		4,468
Net cash used in operating activities		(15,052)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of office furniture and equipment		(2,747)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to shareholders		(130,804)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(148,603)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		397,764
CASH AND CASH EQUIVALENTS, END OF YEAR	$	249,161

The accompanying notes are an integral part of the financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Bengur Bryan & Co., Inc. (the Company), is a Maryland corporation that is an investment banking firm primarily providing private placement, merger and acquisition and other financial advisory services to corporations. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and is therefore subject to certain regulatory requirements including the maintenance of a certain amount of net capital.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, the Company is exempt from the provisions of Rule 15c3-3. The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates in Preparing Financial Statements

The Company has made estimates and assumptions relating to the reporting of assets and liabilities and their related disclosures to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, cash and cash equivalents includes all highly liquid investments with maturities of three months or less at the time of purchase.

Accounts Receivable

Accounts receivable result from charges for services to customers. Accounts are regularly assessed for collectability and allowances are established for doubtful accounts. The allowance is increased by a charge to bad debt expense, and reduced by charge-offs, net of recoveries. As of December 31, 2010, management believes that all accounts are fully collectible and there is no allowance for doubtful accounts.

Fixed Assets and Depreciation

Office furniture and equipment is recorded at cost less accumulated depreciation. Depreciation of furniture and equipment is computed using the straight-line method generally over an estimated useful life of five years. Depreciation expense for the year ended December 31, 2010 was $250.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investments

Investments that management believes may be sold prior to maturity are generally classified as available-for-sale securities. Securities held in this category are stated at fair value. Any unrealized gains or losses on these securities are excluded from income and are reported as the other comprehensive income component of stockholders' equity. Gains and losses on disposal are determined using the specific identification method.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of carrying amount or the fair value less costs to sell.

Comprehensive Income

Comprehensive income includes net income and certain other changes to stockholders' equity including unrealized gains and losses on securities classified as available-for-sale. At December 31, 2010, accumulated other comprehensive income consisted entirely of net unrealized gains on securities available-for-sale.

Income Taxes

Income or loss is includable in the income tax returns of the individual stockholders; therefore, no income tax provision has been provided in the accompanying financial statements.

The Company, with the consent of its stockholders, has elected to be taxed under sections of federal and state income tax law as an S Corporation. As a result of this election, no income taxes are paid by the Company. Instead, the stockholders separately pay tax on their pro rata shares of the Company's income, deductions, losses and credits.

NOTE 3 – CONCENTRATION OF CREDIT RISK

The Company maintains its cash and temporary investments in one commercial bank in Baltimore, Maryland. Balances on deposits are insured by the Federal Deposit Insurance Corporations (FDIC) up to specified limits. Balances in excess of FDIC limits are uninsured. Total cash and temporary investments held by the bank was $249,769 at December 31, 2010.

NOTE 4 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents represent operating cash and an investment in a money market fund as follows:

Cash	$ 5,069
Money-market fund	244,092
Total cash and cash equivalents	$ 249,161

NOTE 5 – INVESTMENTS

The following is a summary of investments at December 31, 2010:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale:				
300 shares Nasdaq Stock Mkt., Inc. stock	$ 4,800	$ 2,319	$ -	$ 7,119

NOTE 6 – EMPLOYEE BENEFIT PLAN

The Company maintains a simplified employee pension plan (SEP-IRA) established under the terms of Section 408(k) of the Internal Revenue Code. The Company contributes 15% of compensation, as paid, directly to the individual retirement account of the respective employee. The contribution charged to expense for the plan year ended December 31, 2010 was $14,433.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Leasing Arrangements

The Company leases office space under an operating lease agreement on a month-by-month basis and may be canceled by either party with a thirty-day notice. Rent expense of $19,052 was charged to operations for the year ended December 31, 2010.

NOTE 8 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the Company had net capital of $238,307, which was $233,307 in excess of its required net capital of $5,000. The Company's net capital ratio was .05 to 1.

NOTE 9 – RELATED PARTY TRANSACTIONS

The Company's two owners are also principal owners of two affiliates for which the Company paid expenses related to rent, office supplies, professional registration and dues, travel and entertainment, telephone, and other administrative expenses in 2010. The Company paid the affiliates $47,694 for the year ended December 31, 2010 for these expenses.

The transactions with the affiliates described above and the effect thereof on the accompanying financial statements may not necessarily be indicative of the effect that might have resulted from dealing with nonaffiliated parties.

NOTE 10 – INCOME TAXES

The Company files income tax returns in the U.S. federal jurisdiction and one state. The Company is a pass-through entity for income tax purposes whereby any income tax liabilities or benefits are attributable to the Company's owners. Any amounts paid by the Company for income taxes are accounted for as transactions with the Company's owners.

The Company adopted the FASB's requirements for accounting for uncertain tax positions. The Company determined that it was not required to record a liability related to uncertain tax positions as a result of implementing the new requirements.

The federal and state income tax returns of the Company for 2007, 2008, and 2009 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

NOTE 11 – FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value Measurements

FASB ASC 820-10 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820-10 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets;

Level 2 – Valuations based on quoted prices for similar assets or liabilities or identical assets or liabilities in less active markets, such as dealer or broker markets; and

NOTE 11 – FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable, such as pricing models, discounted cash flow models and similar techniques based on market exchange, dealer or broker-traded transactions.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, follows. These valuation methodologies were applied to all of the Company's financial assets and financial liabilities carried at fair value.

Equity Securities

Equity securities classified as available for sale are reported at fair value utilizing Level 1 inputs. Unadjusted quoted prices in active markets for identical assets were utilized to determine fair value at the measurement date.

Money Market Funds

Money market funds are generally valued at the most recent bid price of the equivalent quoted yield for such securities or those of comparable maturity, quality, and type. The Company's investments in money market funds consist of securities earning a variable interest rate with a maturity longer than three months. The money market funds are valued based on the cost of the security and the stated rate of interest the security is expected to yield. Such securities are generally classified within Level 2 of the valuation hierarchy.

The following table summarizes financial assets and financial liabilities measured at fair value as of December 31, 2010, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equity securities	$ 7,119	$ -	$ -	$ 7,119
Money market funds	-	244,092	-	244,092
Total assets at fair value	$ 7,119	$ 244,092	$ -	$ 251,211

NOTE 12 – SUBSEQUENT EVENTS

Subsequent to December 31, 2010, the Board of Directors made a distribution to the shareholders of $70,500. This event has not been recognized in the financial statements for the year ended December 31, 2010.

NOTE 12 – SUBSEQUENT EVENTS (CONTINUED)

Management evaluated subsequent events through January 28, 2011, the date the financial statements were available to be issued. Events or transactions occurring after December 31, 2010, but prior to January 28, 2011, that provided additional evidence about conditions that existed at December 31, 2010 have been recognized in the financial statements for the year ended December 31, 2010. Events or transactions that provided evidence about conditions that did not exist at December 31, 2010 but arose before the financial statements were available to be issued have not been recognized in the financial statements for the year ended December 31, 2010.

SUPPLEMENTAL INFORMATION

BENGUR BRYAN & CO., INC.
STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5
December 31, 2010

There are no material differences between the computation of net capital required pursuant to Rule 15c3-1 contained in the supplementary information to the financial statements and the corresponding computation prepared by and included in the Company's unaudited Part II Focus Report filing as of December 31, 2010.

BENGUR BRYAN & CO., INC.
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECUIRITIES EXCHANGE ACT OF 1934
December 31, 2010

COMPUTATION OF NET CAPITAL

1. Total ownership equity from statement of financial condition		$ 281,237
2. Deduct: Ownership not allowable for net capital		-
3. Total ownership equity qualified for net capital		281,237
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B. Other deductions or allowable credits		-
5. Total capital and allowable subordinated liabilities		281,237
6. Deductions and/or charges		
A. Total nonallowable assets from Statement of Financial Condition		36,980
7. Other additions and/or allowable credits		-
8. Net capital before haircuts on securities positions		244,257
9. Haircuts on securities:		
A. Contractual securities commitments		-
B. Subordinated securities borrowings		-
C. Trading and investment securities:		
1. Exempted securities	$ -	
2. Debt securities	-	
3. Options	-	
4. Other securities	5,950	
		(5,950)
10. Net capital		$ 238,307

BENGUR BRYAN & CO., INC.
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECUIRITIES EXCHANGE ACT OF 1934
December 31, 2010
(Continued)

COMPUTATION OF NET CAPITAL

11. Minimum net capital required (6 2/3% of line 19)	$	802
12. Minimum dollar net capital requirement of reporting broker	$	5,000
13. Net capital requirement (greater of line 11 or 12)	$	5,000
14. Excess net capital (line 10 less line 13)	$	233,307
15. Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital	$	232,307

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total aggregate indebtedness included in statement of financial condition	$	12,023
17. Additions		-
18. Deduct: Adjustment based on Special Reserve Bank Accounts (15c3-1(c)(1)(vii))		-
19. Total aggregate indebtedness	$	12,023
20. Ratio of aggregate indebtedness to net capital (line 19 divided by line 10)	0.05	

BENGUR BRYAN & CO., INC.
STATEMENT PERTAINING TO EXEMPTIVE PROVISIONS UNDER 15c3-3(k)
December 31, 2010

Computation for Determination of Reserve Requirement Under Exhibit A of Rule 15c3-3

Member exempt under 15c3-3(k)(2)(i).

Information Relating to Possession and Control Requirements Under Rule 15c3-3

Member exempt under 15c3-3(k)(2)(i).

OTHER INFORMATION

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Report of Independent Auditor's on Internal Accounting Control Under Rule 17a-5 of the Securities Exchange Act of 1934

Board of Directors
Bengur Bryan & Co., Inc.
Baltimore, Maryland

In planning and performing our audit of the financial statements of Bengur Bryan & Co., Inc. (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily disclose all matters in the internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed during our audit of the financial statements of the Company as of and for the year ended December 31, 2010, and this report does not affect our report thereon dated January 28, 2011.

SEGREGATION OF DUTIES

The Company does not have an adequate segregation of duties over accounting transactions. This condition increases the possibility that errors or irregularities may occur and not be detected on a timely basis. When this condition exists, management's close supervision and review of accounting information is the best means of preventing or detecting errors or irregularities.

Inadequate segregation of duties is not uncommon in small businesses. When a limited number of individuals share responsibilities for access to assets and accounting, it is sometimes difficult to mitigate the control weaknesses caused by a lack of segregation of duties. It is rarely practical to hire additional employees just to improve internal controls. However, there are usually compensating procedures that can be implemented, either by the owner/manager directly, or by other employees. When performed by other employees, it is especially important that those employees be adequately trained and supervised. Even then, override by supervisory employees may be possible.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clifton Gunderson LLP

Baltimore, Maryland
January 28, 2011

BENGUR BRYAN & CO., INC.
Baltimore, Maryland

FINANCIAL STATEMENTS
December 31, 2010